UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated November 30, 2015
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold”, “Sibanye” or “the Company”)
PLATINUM ACQUISITIONS PROGRESS UPDATE
Westonaria, 30 November 2015: Sibanye (JSE: SGL & NYSE: SBGL) is pleased to provide stakeholders with an update on progress that has been made towards finalising the acquisitions of Anglo American Platinum Limited’s Rustenburg Platinum Operations
(“Rustenburg Operations”) and Aquarius Platinum Limited (“Aquarius”), which were announced on 9 September 2015 and 6 October 2015 respectively. Significant progress has been made on advancing the two transactions and as at 27 November 2015, the following key material conditions precedent remained outstanding on the respective transactions:
The Aquarius transaction:
·
the approval of the transaction by a simple majority (50 plus one) of votes cast by
Aquarius shareholders. The offer document to Aquarius shareholders is expected to be posted by mid-December 2015 and will include the completed Independent Expert’s
Report, compiled in accordance with the ASIC Regulatory Guide 111, on whether the
Amalgamation is fair and reasonable and in the best interest of Aquarius shareholders.
The special general meeting is expected to take place in January 2016; and
·
the approvals of the transaction by the South African Competition Commission and
Competition Tribunal. The South African Competition Commission filing was submitted on 13 November 2015 and the approvals are expected to be obtained by the end of March
2016. Competition Commission timelines dictate that a merger related ruling is made within 60 business days of submission, unless an extension is requested by the
Commission.
All other conditions precedent related to regulatory and third party consents required for the Aquarius transaction have been obtained to the extent required. The Aquarius transaction is still expected to be closed by the end of April 2016.
The Rustenburg Operations transaction:
·
the JSE Limited (“JSE”) Category 1 circular relating to Sibanye Shareholder approval for the acquisition of the Rustenburg Operations is currently being finalized and is expected to be posted to Sibanye shareholders by mid-December
2015, with the shareholders meeting expected to take place in mid-January 2016;
·
the approval of the transaction by the South African Competition Commission. The
South African Competition Commission filing was submitted on 13 November 2015 with similar time guidelines to the Aquarius transaction explained above; and
·
completion of the Broad Based Black Economic Empowerment Transaction (“BBBEE”) and
all necessary consents being obtained from the South African Department of Mineral
Resources.
Despite Platinum Group Metal prices drifting lower since the transactions were announced,
Sibanye remains committed to expeditiously concluding both transactions, which are each compelling in their own right.
“As highlighted when these transactions were announced; whilst near term economic headwinds and supply side factors have resulted in downward pressure on metal prices, the long term outlook for PGM demand remains constructive, as evidenced by continued
growth in auto demand globally. Combining the contiguous Rustenburg Operations with
Aquarius’ Kroondal mine, will enable us to deliver significant operational synergies, underpinning a sustainable business in a lower-for-longer price environment and providing leverage to a recovery in prices, thereby enhancing value for shareholders”, Neal
Froneman, CEO of Sibanye said.
ENDS

Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US
Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management of Sibanye and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic, business, political and social conditions in South Africa and elsewhere; changes in assumptions underlying Sibanye’s estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions as well as existing operations; the success of exploration and development activities; changes in the market price of gold and/or uranium; the occurrence of hazards associated with underground and surface gold and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues;
power disruptions and cost increases; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic factors; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance reasons; Sibanye’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to attract sufficient historically disadvantaged South Africans representation in its management positions; failure of Sibanye’s information technology and communications systems; the adequacy of Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: November 30, 2015
By:           /s/ Charl Keyter
Name:      Charl Keyter
Title:        Chief Financial Officer